Exhibit 99.4

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited consolidated financial statements (including the notes thereon) for the quarter ended June 30, 2009 and the Corporation’s Press Release dated August 12, 2009 announcing its second quarter 2009 financial results, all of which are available at www.sedar.com or www.sec.gov. Further information, including Points’ Annual Information Form (“AIF”) for the year ended December 31, 2008, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in United States dollars unless otherwise specified. This MD&A is dated as of August 12, 2009.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “guidance”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s second quarter 2009 financial results, and those described in Points' other filings with applicable securities regulators, including Points' Annual Information Form, annual and interim financial statements and the notes thereto.

1 of 20

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

BUSINESS OVERVIEW

The Corporation provides a range of ecommerce and technology services to loyalty program operators using a common proprietary infrastructure. At a general level, these services are comprised of: (a) a consumer focused reward management website (“www.points.com” or “Points.com”); and (b) a wide range of white label and private branded ecommerce services (“Ecommerce Services”) that enable the sale of loyalty currencies (frequent flyer miles, hotel points, credit card points, etc.), both retail and wholesale, and enhance loyalty program consumer offerings and their back-end operations.

Points.com offers members of multiple loyalty programs the ability to track and manage their loyalty currencies much like their other financial assets. Through this portal, users are able to use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates (called “Redeem”), trade their loyalty currencies with other Points.com users through a peer-to-peer marketplace (called the “Global Points Exchange” or “GPX”), trade their loyalty currencies directly into another participating loyalty program (called “Swap”), pay for a hotel room (called “Book with Points”), or earn additional loyalty currency by making purchases at an online shopping mall platform (called “Earn”). To facilitate these transactions, the Corporation has agreements with participating loyalty program operators. There are other transactions available to the consumer at Points.com including a paid annual membership that affords the user additional benefits. The Corporation has also begun to sell advertising space on the website as well as in its email communications.

The Ecommerce Services offered by the Corporation include:

  The online sale of loyalty currency direct to program members in order for the members to top-up their accounts to reach a redemption threshold (this service is called “Buy” or “Gift”).

  The online transfer of pre-existing loyalty currency from one member into another member’s account, typically a family member or friend, as another means of enabling the second member to accumulate sufficient miles or points to reach a redemption threshold (this service is called “Transfer”).

  The wholesale distribution of loyalty currency to third parties who then use it as a customer or employee incentive (this service is called “Corporate”).

  The wholesale distribution of generic ‘airline mileage codes’ to third parties that their customers can then turn into miles in the participating loyalty program of their choice (this service is called “AirIncentives”).

2 of 20

  The sale of top tier status on behalf of loyalty program operators to eligible members (this service is called “Elite”).

  The provision of online auctions where program members can bid on goods and services using loyalty currency (this service is called “Auction”).

  An online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty program’s members (this service is called “Private Branded Earn”).

  An online travel booking service using miles and points as the form of payment (this service is called “Private Branded Book with Points”).

  Back-end integration services to loyalty program operators to facilitate bilateral currency transfer relationships (this service is called “Integrate”).

REVENUE RECOGNITION OVERVIEW

The Corporation categorizes its revenue in three ways. First, principal revenue is any revenue that is not commission revenue or interest revenue, as defined below, and includes: Points.com membership dues, loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees, and reseller revenue. Under a reseller arrangement, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility (i.e. credit and/or inventory risk) for the operation of these products. Principal revenue has been recorded on a gross basis in accordance with EIC-123, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Technology design and development fees received for product development are recorded evenly over the initial term of the contract. Second, commission revenue is any commission earned that is calculated as a percentage of a transaction or a fixed dollar value per transaction and where Points assumes no credit or inventory risk. Commission revenue has been recorded in accordance with EIC-123. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

3 of 20

RESULTS OF OPERATIONS

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2009	2009	2008	2009	2008
Revenue	$21,324,346	$21,145,983	$17,299,824	$42,470,329	$33,510,576
General & Administration Expenses	21,706,642	22,091,014	17,010,112	43,797,656	32,117,962
Operating (loss) income	(382,296)	(945,031)	289,712	(1,327,327)	1,392,614
Net (loss) income	(471,053)	(1,099,126)	43,484	(1,570,179)	845,244
(Loss) / income per share
Basic	($0.00)	($0.01)	$0.00	($0.01)	$0.01
Diluted	($0.00)	($0.01)	$0.00	($0.01)	$0.01
Weighted average shares outstanding
Basic	149,820,940	149,820,940	126,509,500	149,820,940	123,308,754
Diluted	149,822,517	149,820,940	152,088,628	149,821,531	153,048,466

REVENUE

Revenue for the quarter ended June 30, 2009 was $21,324,346, representing an increase of $4,024,522 (23%) over the quarter ended June 30, 2008 and an increase of $178,363 (1%) over the quarter ended March 31, 2009. Revenue for the six months ended June 30, 2009 was $42,470,329, representing an increase of $8,959,753 (27%) over the six months ended June 30, 2008.

	For the three months ended			For the six months ended
	June 30,	Mar. 31,	June 30,	June 30,	June 30,
Revenue	2009	2009	2008	2009	2008
Principal(1)	$19,639,660	$19,359,597	$14,425,604	$38,999,257	$27,466,629
Commissions(1)	1,675,043	1,751,011	2,655,232	3,426,054	5,548,043
Interest revenue(1)	9,643	35,375	218,988	45,018	495,904
Total Revenue	$21,324,346	$21,145,983	$17,299,824	$42,470,329	$33,510,576

Notes:

(1) See REVENUE RECOGNITION POLICIES – page 3.

Principal Revenue

Principal revenue increased $280,063 or 1% over the first quarter of 2009 and increased $5,214,056 or 36% over the second quarter of 2008. Despite a challenging economic environment, the Corporation managed to maintain principal revenues at first quarter levels through effective promotional activity on certain Ecommerce Services products and the launch of a new partnership under the reseller model. The growth in principal revenues over the second quarter of 2008 can primarily be attributed to the conversion of an existing partner to the reseller model in the third quarter of 2008. For the six months ended June 30, 2009, principal revenue increased $11,532,628 or 42% versus the six months ended June 30, 2008. The growth over the six months ended June 30, 2008 was due to the conversion of an existing partner to the reseller model in the third quarter of 2008 and three new relationships under the reseller model.

4 of 20

Commission Revenue

Commission revenue of $1,675,043 for the second quarter of 2009 decreased by $75,968 or 4% from $1,751,011 in the first quarter of 2009 and decreased by $980,189 or 37% from $2,655,232 in the second quarter of 2008. For the six month period ended June 30, 2009, commission revenue decreased by $2,121,989 or 38% over the six months ended June 30, 2008. The decline in commission revenue over prior year periods can be attributed to two factors. Firstly, the Corporation continues to pursue the conversion of certain existing partners to the reseller model for which the Corporation acts as a principal, enabling Points to have greater influence over the marketing aspects of products. Accordingly, the Corporation successfully converted an existing partner to the reseller model in the third quarter of 2008, decreasing commission revenues but increasing revenues generated under the reseller model. Secondly, one loyalty program partner discontinued their Buy and Gift products in the fourth quarter of 2008 and their Transfer product in the second quarter of 2008.

Interest Revenue

Interest revenue of $9,643 decreased by $25,732 (73%) from the quarter ended March 31, 2009 and decreased $209,345 (96%) from the quarter ended June 30, 2008. Interest revenue decreased by $450,886 for the six month period ended June 30, 2009 versus the same period in 2008. The decrease in interest revenue relative to prior periods is a function of total funds invested and prevailing interest rates. Interest rates remained at low levels in the U.S. and Canada as the U.S. Federal Reserve and the Bank of Canada try to spur economic activity in response to the global credit crisis. Funds continue to be invested in term deposits that are short-term in nature. Points’ short-term investments are valued quarterly at the lower of cost or market value. At June 30, 2009, the Corporation’s investments were earning interest between 0.10% and 0.75% per annum. Management expects interest revenue to remain at low levels throughout the remainder of 2009.

Dependence on Loyalty Program Partners

For the quarter ended June 30, 2009, two of the Corporation’s loyalty program partners represented 85% (three loyalty program partners for the quarter ended June 30, 2008 represented 80%) of the Corporation’s consolidated revenue. In addition, as at June 30, 2009, 42% (June 30, 2008 - three customers represented 66%) of the Corporation’s deposits are due to these two customers. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

On August 12, 2009, the Corporation agreed to a restructured relationship with Delta Air Lines (“Delta”) in conjunction with Delta SkyMiles® and Northwest Worldperks® programs’ planned unification into a single frequent flier program. Commencing on or about October 1, 2009, Delta has elected to leverage existing internal capabilities to provide the retail mileage sale and transfer programs currently being operated by the Corporation. It is expected that this repatriation will be effective on or about October 1, 2009 and that it will have a material adverse impact on the Corporation’s revenue. For both the three and six month periods ended June 30, 2009, these products represented approximately 60% (2008 – approximately 60% for the three and six month periods ended June 30, 2008) of the Corporation’s revenue.

5 of 20

GENERAL AND ADMINISTRATION EXPENSES

Expenses in the second quarter of 2009 decreased 2% relative to the first quarter of 2009 and increased 28% relative to the second quarter of 2008. Expenses for the six months ended June 30, 2009 increased $11,679,694 compared with the same period in 2008. Material changes in expenses are described in each section below.

EXPENSES	For the three months ended			For the six months ended
General & Administration Expenses	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2009	2009	2008	2009	2008
Direct cost of principal revenue	$17,415,672	$16,940,505	$12,166,227	$34,356,177	$22,901,161
Employment costs(1)	2,685,358	2,770,657	2,653,565	5,456,015	5,400,399
Processing fees and related charges	609,299	585,536	774,631	1,194,835	1,597,181
Marketing and communications	263,121	467,877	203,652	730,998	565,310
Technology services(2)	234,833	206,918	238,679	441,751	440,350
Amortization of property and equipment	91,756	82,703	118,414	174,459	229,801
Amortization of intangible assets	85,520	88,878	136,098	174,398	269,953
Amortization of deferred costs	-	1,629	120,360	1,629	240,720
Foreign exchange loss/(gain)	(360,507)	191,806	(190,740)	(168,701)	(1,075,524)
Operating expenses(3)	681,590	754,505	789,226	1,436,095	1,548,611
Total	$21,706,642	$22,091,014	$17,010,112	$43,797,656	$32,117,962

Notes:

(1)	Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).

(2)	Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(3)	Operating expenses include travel, professional fees, insurance, office rent, office expenses, capital tax and regulatory expenses.

As the Corporation continues to increase loyalty program participation in and sales of Ecommerce Services, significant resources continue to be required. Management has made revenue growth of the underlying business the highest priority while continuing to be diligent about controlling costs and capital expenditures.

6 of 20

Direct Cost of Principal Revenue

Direct cost of principal revenue relates to any direct cost associated with generating revenue directly from the loyalty program members through the Ecommerce Services or fulfilling redemption of certain Ecommerce Services product offerings. See “Revenue Recognition Policies” on page 4 hereof for a description of the revenue with which these costs are associated. These costs resulted from the introduction of the reseller model for Ecommerce Services pursuant to which Points acts as the end retailer of the loyalty program currency, buying the currency at a wholesale value from the loyalty program and reselling it to retail customers. These costs include the direct cost of the loyalty currency purchased.

The direct cost of principal revenue was $17,415,672 in the second quarter of 2009 compared with $16,940,505 in the first quarter of 2009 and $12,166,227 in the second quarter of 2008. For the six month period ended June 30, 2009, the direct cost of principal revenue grew by $11,455,016 versus the same period in 2008, in line with the growth in principal revenue growth. Directionally, it is expected that the repatriation of the Delta retail mileage sale and transfer programs on or about October 1, 2009 will materially impact the direct cost of principal revenue in line with the reduction in principal revenue.

Employment Costs

Employment costs in the second quarter of 2009 were relatively stable with prior periods, decreasing 3% relative to the first quarter of 2009 and increasing 1% relative to the second quarter of 2008. For the six months ended June 30, 2009 employment costs increased $55,616 or 1% versus the six months ended June 30, 2008. The decrease over the first quarter of 2009 was primarily due to higher capitalized employment costs related to the development of internal technology builds. Full-time headcount has increased from 84 as at June 30, 2008 to 99 as at June 30, 2009 to support growth in the business. The number of short-term contractors decreased from 26 as at June 30, 2008 to 25 as at June 30, 2009. Despite the increases in full-time headcount, employment costs remained near prior year levels due to the favourable foreign exchange impact of a strengthening US dollar. The Corporation is in the process of restructuring its operating expenses in anticipation of certain enhancements to its technology platform. Accordingly, the Corporation expects to significantly reduce its dependence on external contractors and reduce full-time equivalents by 20% over the next two quarters..

Processing Fees and Related Charges

Processing fees and related charges in the second quarter of 2009 increased $23,763 or 4% over the first quarter of 2009 and decreased $165,332 or 21% over the second quarter of 2008. For the six month period, processing fees and related charges decreased by $402,346 versus the prior year six month period. Processing fees and related charges are primarily related to Ecommerce Services and consist of credit card fees and related costs incurred by the Corporation in offering these services. These costs will continue to vary according to loyalty programs contracted and growth of existing products. The majority of the decrease over prior year periods is due to a change in economics under a renewed relationship with an existing partner in the second quarter of 2008. Management expects processing fees and related charges to directionally change with the reduction in principal revenues resulting from the restructured relationship with Delta which will commence on or about October 1, 2009.

7 of 20

Marketing and Communications

Marketing costs in the second quarter were $263,121, a decrease of $204,756 over the first quarter of 2009 and an increase of $59,469 relative to the second quarter of 2008. For the six month period ended June 30, 2009, marketing costs increased by $165,688 or 29% versus the prior year period. The majority of the increase over prior year periods relates to costs incurred by Management in reassessing its marketing and branding strategy of Points.com. Management will continue to make measured increments in marketing costs throughout 2009 with a focus on promoting the Points.com website, including the Global Points Exchange. Advertising expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program websites and the effectiveness of existing placements.

Technology Services

While technology services costs generally increase in increments based on business growth, product performance, and hardware and software operating capacity, the Corporation has been able to work with its service provider to control these increases, while not impacting the technology and services that operate the Corporation’s businesses.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses in the second quarter of 2009 decreased by $72,915 or 10% versus the first quarter of 2009 and decreased $107,636 or 14% versus the second quarter of 2008. For the six month period ended June 30, 2009, operating expenses decreased by $112,516 or 7% versus the prior year period. The decrease over the first quarter of 2009 and prior year periods can be attributed to initiatives undertaken by management to actively manage costs, including limitations on travel related costs and renegotiating vendor contracts.

Amortization Expenses

The Corporation recorded total amortization expense of $177,276 in the second quarter of 2009 compared to $173,210 in the first quarter of 2009 and $374,872 from the second quarter of 2008. For the six month period ended June 30, 2009, amortization expense decreased by $389,988 versus the six months ended June 30, 2008. Amortization expense for property and equipment declined versus prior year periods as a result of the end of the amortization period with respect to certain purchases made by the Corporation in prior years. In addition, amortization of intangible assets declined versus prior year periods as the Corporation ceased amortization of the MilePoint Inc. business asset acquisition that occurred in April 2004. This asset was considered impaired in the fourth quarter of 2008 and the remaining carrying value was written off.

8 of 20

Foreign Exchange (Gain) Loss

Foreign exchange gains and loss will arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g., non-US dollar denominated cash and short-term investments, accounts payable and accrued liabilities, deposits and convertible preferred shares) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the FX loss (gain) from one period to the next. In general and strictly relating to the FX loss (gain) of translating certain non-US dollar balance sheet accounts, a strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain.

Canadian/ U.S. FX Rates (1)	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Jun. 30, 2008
Period Start	0.801	0.818	0.964	0.978
Period End	0.866	0.801	0.818	0.990
Period Average	0.858	0.805	0.829	0.990

(1) Source: www.oanda.com

The translation of the Corporation’s expenses is, and will continue to be, sensitive to changes in the Canadian / U.S. FX rate. A change to the FX Rate has an impact on certain expenses of the Corporation, including employment costs, professional fees, and office expenses. Approximately 14% of the Corporation’s expenses (including non-cash interest expense) are in CAD$, with the remaining expenses primarily US$ (86%). Management expects that the percentage of CAD$ expenses will decrease in the future as it adds additional products under the reseller model. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency cash to meet its foreign currency obligations.

For the quarter ended June 30, 2009, the Corporation recorded a FX gain of $360,507. The FX gain was primarily due to a weakening U.S. dollar which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves to the quarter end exchange rate.

Provision for Future Income Taxes

The Corporation recorded future income tax expense of $78,000 for the second quarter of 2009 and $218,815 for the six months ended June 30, 2009. The Corporation is subject to tax in multiple jurisdictions and assesses its tax strategy on a continual basis to ensure loss carry-forwards are effectively utilized. Future income tax expense for the six months ended June 30, 2009 relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

NET (LOSS) INCOME

The Corporation reported a net loss of $471,053 or nil per share for the quarter ended June 30, 2009 compared with a net loss of $1,099,126 for the quarter ended March 31, 2009 or negative $0.01 per share, an improvement of $628,073. Relative to the second quarter of 2008, the net loss represented a reduction in earnings of $514,537 versus net income of $43,484 in the prior year second quarter. Earnings for the six month period ended June 30, 2009 decreased by $2,415,423, from net income of $845,244 or $0.01 per share for the six month period ended June 30, 2008 to a net loss of $1,570,179 or negative $0.01 per share for the six month period ended June 30, 2009. The decrease in net loss versus the first quarter of 2009 can be primarily attributed to a foreign exchange gain recorded in the current quarter versus a foreign exchange loss in the prior quarter. The reduction in earnings versus prior year periods was due to tightening margins on certain reseller partners and lower interest income.

9 of 20

OPERATING METRICS AND PARTNER OFFERINGS

The current economic downturn continues to impact the global loyalty program industry. Similar to the general decline in demand for goods and services, the level of loyalty program activity associated with the purchase and transfer of miles and points has softened in the first 6 months of 2009. As a result of this softness, the Corporation has seen an increased interest on behalf of many of its partners to boost awareness and overall marketing activity associated with the Points operated Ecommerce Services. These efforts have delivered strong responses from the respective membership bases, and the Corporation expects to work with its partners to continue to explore ways to more actively promote the Ecommerce Services throughout 2009.

Despite this challenging environment, management believes that its suite of Ecommerce Services and products on Points.com are well positioned to assist loyalty programs in finding more ways to enhance the value proposition to their respective loyalty members, engage inactive members and ultimately increase transactional activity.

Ecommerce Services

During the second quarter of 2009, the Corporation added two additional loyalty program operators to those participating in its Ecommerce Services products and increased the number of Ecommerce Services products offered by 4.

10 of 20

Selling additional Ecommerce Services is an important source of new revenue. New Ecommerce Services sold to loyalty program operators grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program operators, provide an opportunity to cross-sell additional Ecommerce Services with the same loyalty program. As the focus for loyalty reward program operators shifts from increasing program size to growing program value, management believes the opportunity to cross-sell products that allow end users to utilize their reward currencies in different ways will increase.

Despite a challenging economic environment, total miles and points transacted in the second quarter of 2009 increased 4% over the first quarter of 2009 due to effective promotional activity focused on certain Ecommerce Services products. When compared to the second quarter of 2008, total miles and points transacted decreased 12%. This was largely the result of one loyalty program partner discontinuing their Buy and Gift products in the fourth quarter of 2008 and their Transfer product in the second quarter of 2008.

It is expected that the repatriation of the Delta retail mileage sale and transfer programs on or about October 1, 2009 will materially impact the miles and points transacted in the fourth quarter of 2009.

Points.com

Currently, the Points.com business model is dependent on the total number of registered users, the number of registered users completing Swap, Redeem, Earn, and Global Points Exchange transactions, the total number of miles or points transacted per individual transaction, the total number of miles or points available per registered user and the mix of loyalty program partner offerings available to consumers on Points.com.

The Corporation continues to pursue the expansion of the number of partner offerings on the Global Points Exchange to increase qualified registrations and points and miles transacted. In line with this objective, the Corporation successfully added Continental Airlines and AirTran Airways to the Global Points Exchange in the second quarter of 2009.

11 of 20

Points and miles transacted on Points.com increased 6% over the first quarter of 2009 and increased 25% versus the second quarter 2008. The increase over the prior year period can be attributed to higher levels of redemption and swap activity.

The Corporation is currently focused on reassessing its marketing and branding strategy for Points.com as part of its focused investment strategy designed to increase membership and expand features, content and depth of its consumer-based offerings. This evolution of Points.com is largely rooted in overall site experience, brand change, reassessing the value proposition offered to consumers, and distribution, including the need for a mobile presence.

NON-GAAP MEASURE – EARNINGS (LOSS) BEFORE INTEREST, TAXES,
AMORTIZATION AND FOREIGN EXCHANGE (“EBITDA”)

Management recognizes that the earnings (loss) before interest, taxes, amortization and foreign exchange, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. EBITDA is one of the measures used internally to evaluate performance and a percentage of employee bonuses are based on achieving an EBITDA target determined by the Board of Directors.

12 of 20

Reconciliation of Net Loss to EBITDA

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2009	2009	2008	2009	2008
Net Income / (Loss)	$(471,053)	$(1,099,126)	$43,484	$(1,570,179)	$845,244
Add back:
Amortization of property and equipment	91,756	82,703	118,414	174,459	229,801
Amortization of intangible assets	85,520	88,878	136,098	174,398	269,953
Amortization of deferred costs	-	1,629	120,360	1,629	240,720
Foreign exchange (gain)/loss	(360,507)	191,806	(190,740)	(168,701)	(1,075,524)
Provision for future income taxes	78,000	140,815	-	218,815	-
Interest on preferred shares	-	-	225,516	-	516,577
Interest, loss on short-term investment and capital tax	10,757	13,280	20,712	24,037	30,793
Earnings (loss) before interest, taxes, amortization, and foreign exchange – EBITDA	$(565,527)	$(580,015)	$473,844	$(1,145,542)	$1,057,564

For the quarter ended June 30, 2009, the Corporation’s EBITDA was negative $565,527. This compares with negative EBITDA of $580,015 for the quarter ended March 31, 2009 and $473,844 for the quarter ended June 30, 2008. EBITDA for the six months ended June 30, 2009 was negative $1,145,542 versus positive EBITDA of $1,057,564 for the six months ended June 30, 2008. The reduction in EBITDA over prior year periods can be attributed to margin concessions made toward the end of 2008 and lower interest revenue.

Although the restructured relationship with Delta will have a material impact on revenues, the terms of the restructuring provide for a series of payments over the fourth quarter that will allow Points to maintain its expected 2009 earnings associated with this relationship.

13 of 20

LIQUIDITY AND CAPITAL RESOURCES

Overview of Liquidity

The Corporation’s financial strength is reflected in its balance sheet. As at June 30, 2009, the Corporation continues to remain debt-free with $29,444,021 of total cash, which is comprised of cash and cash equivalents, funds receivable from payment processors, short-term investments, and security deposits. The Corporation expects the restructuring of its relationship with Delta to cause its total cash position to decrease as discussed below.

The Corporation’s working capital (defined as current assets minus current liabilities) was $4,283,368 as at June 30, 2009 versus working capital of $5,534,062 as at December 31, 2008. The decline in working capital was primarily due to the timing of partner payments. Management considers its working capital position to be sufficient to meet both its current obligations and near-term (1-5 years) obligations. See “Contractual Obligations and Commitments” on page 15 for more information.

The Corporation anticipates no effect on its overall working capital as a result of the restructured relationsip with Delta because the affected programs currently account for approximately 30% of cash and cash equivalents (December 31, 2008 – approximately 30%) as well as approximately 30% of amounts payable to loyalty partners (December 31, 2008 – approximately 30%).

Management views liquidity as the Corporation’s ability to generate sufficient cash flow to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation’s current liquidity. Earnings (loss) before interest, taxes, amortization and foreign exchange is seen by management as a key indicator of the change in the liquidity of Points’ operations over a defined period of time.

Sources and Uses of Cash

	For the three months ended		For the six months ended
Cash Inflow (Outflow) Summary	Jun. 30, 2009	Jun. 30, 2008	Jun. 30, 2009	June 30, 2008
Operating activities	$(1,917,855)	$361,195	$853,189	$7,398,943
Investing activities	(254,529)	7,341,479	(386,736)	2,196,827
Financing activities	-	1,967,756	-	2,055,125
Effects of exchange rates	674,996	23,613	372,615	109,865
Change in cash and cash equivalents	$(1,497,388)	$9,694,043	$839,068	$11,760,760

Operating Activities

Cash flows used in operating activities, after changes in non-cash balances related to operations, was $1,917,855 for the quarter ended June 30, 2009. Cash flows provided by operating activities for the six months ended June 30, 2009 was $853,189 compared to $7,398,943 for the six months ended June 30, 2008. The use of cash in operating activities in the second quarter of 2009 was due to an operating loss and the timing of payments with certain loyalty program operators. Cash flows provided by operating activities decreased over prior year periods largely due to onetime changes in the timing of payments with certain loyalty program partners made in the fourth quarter of 2008.

14 of 20

As discussed above, the Corporation expects the restructuring of its relationship with Delta to have a one-time adverse impact on cash flows from operations.

Investing Activities

Cash used in investing activities of $254,529 for the quarter ended June 30, 2009 and $386,736 for the six months ended June 30, 2009 related solely to capital expenditures required to support on-going business operations and investment in future growth. Cash flows provided by investing activities of $7,341,479 in the second quarter of 2008 primarily related to the purchase of short-term investments.

Management anticipates significant levels of capital expenditures to be incurred in the latter half of 2009 and the first half of 2010. The majority of these expenditures will be capitalized development costs related to website and technology builds required to facilitate the Corporation’s future growth plans. The Corporation will fund these capital expenditures from its working capital.

Financing Activities

The Corporation did not use or generate funds from financing activities this quarter. At present, the Corporation does anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

Future Obligations (US$ 000,000s)
		4 Years
Payments due by period	Total (1)	or	3 Years	2 Years	1 Year
		Greater
Operating Leases(2)	$1.14	$0.04	$0.02	$0.31	$0.77
Revenue Commitments(3)	24.69	8.80	7.46	6.03	2.40
Purchase Commitments(4)	0.36	-	-	-	0.36
Total Contractual Obligations	$26.19	$8.84	$7.48	$6.34	$3.53

Notes:

(1)	Represents the aggregate amount for the full duration of the contractual obligations (including years post 2009 and prior to 2005).
(2)	Includes technology services commitments and hardware and software operating leases.
(3)	Includes loyalty currency purchase commitments made with loyalty program operators contracted under the reseller model of Ecommerce Services.
(4)	Includes loyalty currency purchase commitments made with loyalty program and co-marketing commitments.

Elements of the foregoing table are explained in more detail in the following sections.

15 of 20

Operating Leases

The operating leases primarily relate to specific office and technology service commitments.

Revenue Commitments

In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation would be able to utilize this mileage in subsequent sales activity, incentive programs, and marketing activities.

The Corporation does not anticipate that it will incur any further financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date related to future contractual commitments.

Purchase Commitments

The partner purchase commitments relate to contractual arrangements where the Corporation has committed to purchase loyalty currency and marketing from the partner for the purposes of promoting Points.com and the Corporation’s Ecommerce Services.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$952,639. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 1,006,889 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at August 12, 2009 (figures in CAD$)

Security Type	Expiry Date	Number	Strike Price	Proceeds
Options	10/12/2009	10,000	$1.81	$18,100
Options	10/15/2009	28,889	0.46	13,289
Options	10/15/2009	33,333	1.81	60,333
Options	10/15/2009	150,000	1.12	168,000
Options	10/15/2009	125,000	0.90	112,500
Options	08/26/2009	160,000	1.02	163,200
Options	01/24/2010	150,000	0.80	120,000
Options	05/10/2010	349,667	0.85	297,217
Total		1,006,889		$952,639

OUTSTANDING SHARE DATA

As at the date hereof, the Corporation has 149,820,940 common shares outstanding.

16 of 20

As of the date hereof, the Corporation has outstanding options to acquire up to 9,605,430 common shares. The options have exercise prices ranging from $0.41 to $2.49 with a weighted average exercise price of $1.13. The expiration dates of the options range from August 26, 2009 to August 12, 2014.

The following table lists the common shares issued and outstanding as at August 11, 2009 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

		Proceeds on
	Common Shares	Exercise

Common Shares Issued & Outstanding	149,820,940
Convertible Securities
Stock options	9,605,430	CAD$ 10,812,447
Diluted	159,426,370	CAD$ 10,812,447

Securities Excluded from Calculation
Options available to grant from ESOP (1)	1,582,252

Notes:

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised, less the number of stock options granted.

SUMMARY OF QUARTERLY RESULTS

The following summary of results has been prepared in accordance with Canadian GAAP and is reported in US$.

	Revenue	Net (loss) / Income	Basic (Loss) /	Diluted (Loss) /
Quarter ended		Restated(1)	Earnings per Share	Earnings per Share
			Restated(1)	Restated(1)
June 30, 2009	$21,324,346	$(471,053)	$0.00	$0.00
March 31, 2009	$21,145,983	$(1,099,126)	$(0.01)	$(0.01)
December 31, 2008	$21,702,166	$(3,027,295)	$(0.02)	$(0.02)
September 30, 2008	$20,384,350	$(1,372,987)	$(0.01)	$(0.01)
June 30, 2008	$17,299,824	$43,484	$0.00	$0.00
March 31, 2008	$16,210,752	$801,760	$0.01	$0.01
December 31, 2007(1)	$14,519,087	$(953,891)	$(0.01)	$(0.01)
September 30, 2007(1)	$7,192,027	$(963,779)	$(0.01)	$(0.01)
June 30, 2007(1)	$4,193,411	$(1,514,934)	$(0.01)	$(0.01)

(1) Effective January 1, 2008, the Corporation changed its functional and reporting currency to the United States Dollar (US$). Prior to January 1, 2008, the Corporation reported its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in the Canadian Dollar (CAD$). Comparative numbers from 2007 have been revised to reflect the change in reporting currency.

17 of 20

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs.” The new section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets and to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets.

As a result of adopting Section 3064, the Corporation reclassified $517,932 of website development costs as at December 31, 2008 and January 1, 2009 from “Property and equipment” to “Intangible assets” on the consolidated balance sheets. Corresponding amortization expense of $104,936 for the three months ended June 30, 2008 has been reclassified from “Amortization of property and equipment” to “Amortization of intangible assets” on the consolidated statements of operations.

Financial Statement Concepts

Effective January 1, 2009, the Corporation adopted CICA Handbook Section 1000, “Financial Statement Concepts.” This amended section removes references to the recognition of assets and liabilities solely on the basis of matching net income items and clarifies timing of expense recognition and the creation of an asset. The amendment to this standard did not have a material impact on the financial position or earnings of the Corporation.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA's Emerging Issue Committee ("EIC") issued abstract EIC-173, “Credit and the Fair Value of Financial Assets and Liabilities,” which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. EIC-173 is effective for interim and annual periods ending on or after January 1, 2009. Upon adoption, there was no impact on the financial statements.

FUTURE ACCOUNTING POLICY CHANGES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”), confirmed that the changeover to IFRS from Canadian generally accepted accounting principles (“GAAP”) will be required for publicly accountable enterprises’ interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. The eventual changeover to IFRS represents a change due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Corporations reported financial results.

18 of 20

In addition, the International Accounting Standards Board has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

Management has completed an initial evaluation of the impact of potential significant differences between current IFRS and Canadian GAAP as they apply to the Corporation. The evaluation focused on a preliminary analysis of all Canadian GAAP to IFRS differences including any IFRS 1 elections, identification of resource and training requirements, and a draft IFRS transition plan.

The Corporation is in the process of establishing a formal IFRS Transition Plan. This plan will include a formal project structure including project governance, an estimate of required resources (both internal and external), a detailed timeline for the remainder of 2009 and fiscal 2010, a proposed training program, and a comprehensive analysis of all Canadian GAAP to IFRS differences, including selecting all IFRS elections. In addition, the Corporation will assess the impact of IFRS on data systems, internal controls over financial reporting, and business activities such as financing and compensation arrangements.

As we execute our IFRS Transition Plan and move from Canadian GAAP to IFRS, our disclosure on accounting differences is expected to increase. We will continue to present our results for fiscal 2010 using Canadian GAAP while also presenting supplementary disclosure for fiscal 2010 according to IFRS. To accomplish this, in 2010 the Corporation will effectively maintain two parallel books of account.

Business Combinations

In January 2009, the CICA issued new Handbook Section 1582, “Business Combinations.” Section 1582 will be converged with IFRS 3, “Business Combinations” and replaces Handbook Section 1581, “Business Combinations.” Section 1582 establishes the standards for the measurement of a business combination and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This Section is effective for business combinations for which the acquisition date is on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests.”

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements,” which replaces Handbook Section 1600, “Consolidated Financial Statements” other than the standards relating to non-controlling interests. The Section establishes the standards for preparing consolidated financial statements and is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1602, “Non-controlling Interests.”

19 of 20

Non-controlling Interests

In January 2009, the CICA issued new Handbook Section 1602, “Non-controlling Interests,” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1601, “Consolidated Financial Statements.”

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

20 of 20